Santos

www.santos.com

23 July 2004

Second quarter impacted by Moomba incident
Record spending on new projects
Revised production outlook

Santos Limited today reported lower June 2004 quarter production, sales volumes and revenues, despite significantly improved results compared with the March quarter.

Total development spending for the quarter, however, was a record $175 million as the Company moves quickly to bring new projects online, such as Mutineer-Exeter and John Brookes, to increase future production.

Total production for the three months ended 30 June 2004 was 11.6 million barrels of oil equivalent (mmboe) compared with 13.8 mmboe in the previous corresponding period. Sales volumes were down from 13.8 mmboe to 12.0 mmboe.

The average oil price for the quarter increased by 23% to A$50.65 per barrel compared with the second quarter of 2003.

This largely offset the impact of lower volumes and resulted in sales revenue of $334.1 million compared with $347.4 million in the June 2003 quarter. (Recent trends in Santos quarterly production and revenue can be seen in the chart below.)

"The lower second quarter production was due mainly to the impact of the Moomba plant incident and declining field performance from fields in Western Australia and Victoria," said Santos' Managing Director, Mr John Ellice-Flint.

"The Moomba plant reinstatement continues to progress well. Recovery of losses in the second quarter is included in the Company's insurance claim, which is currently in progress.

"There have been production challenges in two of our non-operated fields offshore Western Australia," he said.

While gas production from the East Spar gas field was higher than in the June 2003 quarter, the field has experienced earlier than expected water breakthrough. The production shortfall will ultimately be offset with the development of the John Brookes gas field, but production during the second half of 2004 will be lower than previously forecast.

newsrelease

Santos Ltd ABN 80 007 550 923
GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

The Stag oil field has experienced unanticipated well downtime resulting in poorer field performance. A remedial program is being developed. Full year 2004 production from Stag is expected to be lower than previously forecast. Partly offsetting these negative effects, the acquisition of Novus Petroleum assets is expected to add around 0.8 mmboe to 2004 production, depending upon the precise date of the completion of the deal.

"Taking these factors into account, together with the recent divestment of onshore Otway assets, the current outlook for 2004 production is 45–46 mmboe," he said.

"One of our major priorities during the quarter has been the rapid development of new projects on which we have spent a record $175 million."

Significant progress on growth projects during the second quarter 2004 included:

- **The Bayu-Undan liquids project** (offshore Darwin) – which this week completed the most technically difficult of the field's development wells. Field development is three months ahead of schedule.

- **The Mutineer-Exeter oil field development** (offshore WA) – where the project has passed the 55% completion point within budget. The first planned heavy lift activity was recently completed with the successful installation of the moonpool structure to the Floating Production Storage and Off-take vessel. All 12 planned lifts should be complete by the end of September.

- **The Casino gas field development** (offshore Victoria) – where development approval is expected within the next month.

- **The John Brookes gas field project** (offshore WA) – for which new contracts, plus additional volumes to meet East Spar obligations, are sufficient to accelerate development of this field. Development has been approved by the JV following recent successful appraisal.

The June quarter also saw the addition of further possible growth opportunities through acquisition and new ventures such as the recent Egypt and Novus deals. Further portfolio rationalisation has also occurred with the divestment of onshore Otway interests and the farm down of interests to ConocoPhillips in an offshore Darwin block.


Santos Production and Revenue
mmboe
$m
16
14
12
10
8
6
4
2
0
450
400
350
300
250
200
150
100
50
0

	Jun-03	Sep-03	Dec-03	Mar-04	Jun-04
Prdn mmboe	13.8	14.4	13.0	9.7	11.6
Revenue $m	347.4	386.4	362.5	256.4	334.1

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Graeme Bethune
(08) 8218 5157 / 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

STOCK EXCHANGE ACTIVITIES REPORT FOR QUARTER ENDING 30 JUNE 2004

(Unless otherwise indicated, all comparisons are made against 2003 second quarter)

1. SALES AND PRODUCTION

Total production for the second quarter of 2004 was 11.6 million barrels of oil equivalent (mmboe) compared with 13.8 mmboe in the previous corresponding period.

The main reason for the lower production in the second quarter was the continuing effects of the 1 January 2004 incident at the Moomba gas plant in central Australia, with a decrease of 1.0 mmboe directly attributable to the incident during the June quarter. Estimated lost production in the second quarter directly attributable to the incident was 3.1 petajoules (PJ) of sales gas, 0.2 million barrels of condensate and 43,000 tonnes of LPG.

Production outside the Cooper Basin declined by 0.6 mmboe as lower gas and oil production occurred due to natural field decline, particularly at the Stag oil field, cyclones in Western Australia and problems with water breakthrough at the East Spar field.

Santos has previously forecast that the total production impact of the Moomba incident will be around 4 mmboe in the current calendar year and this estimate remains valid. Problems identified at Stag and East Spar will likely result in lower production for the remainder of the year. Options are being reviewed to rectify these problems but may not be able to be implemented in time to offset the production decline during 2004.

Total sales revenue for the second quarter was $334.1 million compared with $347.4 million in the previous corresponding quarter. The decline in sales revenue is largely due to the lower production attributable to the Moomba incident partly offset by higher product prices and favourable exchange rates.

As previously advised, Santos and its joint venturers maintain business interruption and property damage insurance. The claim related to the 1 January Moomba incident continues to be progressed in the normal manner and it is anticipated that the insurance recovery should be able to be booked during the second half of 2004. The estimated 2004 financial impact remains unchanged from previous advice. Business interruption insurance applies after 45 days, providing coverage for losses during the second quarter.

Sales Gas and Ethane

Second quarter sales gas and ethane production fell from 58.1 PJ to 49.3 PJ. Cooper Basin production was 33.8 PJ (down 5.3 PJ) reflecting the impact of the Moomba incident and, to a lesser extent, lower gas demand in South

Australia. Onshore Otway Basin production decreased to 1.6 PJ (down 2.4 PJ) as the fields approached the end of their production lives.

In line with the lower production, total sales volumes and revenue from sales gas and ethane for the second quarter fell, with sales volumes declining to 51.3 PJ and sales revenue down to $166.8 million.

East Spar production had only a slight decline during the second quarter as a result of production from the East Spar 6 development well. However, accelerated decline rates have now commenced from that well as a result of early water breakthrough. Additional delineation locations are being investigated to enable gas to be recovered from locations not previously accessed and a further well may be drilled towards the end of the year.

Arrangements are also in place to purchase gas from the Harriet Joint Venture to meet contractual obligations prior to the commencement of production from John Brookes gas field. Forecast 2004 sales gas production from East Spar is now (Santos share) 2.8 mmboe and condensate production is now forecast to be 0.7 mmboe (Santos share).

Crude Oil

Oil production during the June quarter decreased by 9% compared with the first quarter of 2004, due largely to lower Carnarvon Basin and Timor Sea output. In the Timor Sea, production from several fields was reduced by the residual effects of cyclones late in the first quarter with Jabiru-Challis and Elang-Kakatua being offline for prolonged periods to repair damage to production facilities. Production from the Legendre field was slightly lower due to curtailment during the drilling of the Legendre North 5 infill well which commenced production in June at an incremental rate of about 14,000 barrels of oil per day (bopd).

Stag production was down from 652,000 barrels in the March quarter to 502,000 barrels in the June quarter due to unanticipated well downtime and field decline. Workover activity is currently under way and additional infill drilling is planned for August. Forecast 2004 production for Stag is now 1.9 million barrels (Santos share).

Cooper Basin oil production increased slightly as a result of successful delineation and development drilling connections.

Sales volume for crude oil was 13% higher than in the first quarter of 2004 due to the timing of liftings. Sales revenue from oil increased by 35%, from $97.6 million in the first quarter of 2004 to $131.9 million in the second quarter of 2004.

The average realised oil price for the second quarter of 2004 was A$50.65 (US$33.80) per barrel after hedging, 20% higher than the first quarter of 2004 when prices averaged A$42.35 (US$30.98).

Condensate

Condensate production of 822,600 barrels was 8% higher than the 2003 second quarter due to the first full quarter of liquids production from Bayu-Undan as gas production increased towards full design rate. This increase was offset by reduced production from the Cooper Basin where liquids rich fields were progressively brought back on stream late in the quarter as the first train of the Moomba Liquids Recovery Plant was recommissioned.

Condensate sales volumes decreased by 20% over the second quarter 2003 to 528,600 barrels due to timing of liftings, although revenues were 15% higher at $29.5 million due to a 43% increase in price compared with the second quarter 2003.

LPG

LPG production was strongly impacted by the Moomba incident and fell 71% to 18,100 tonnes compared with 61,800 tonnes in the 2003 second quarter, despite commencement of LPG production of 5,400 tonnes from Bayu-Undan. Sales volumes were down 72% and sales revenue decreased by 62% to $5.9 million for the second quarter.

2. EXPLORATION

Expenditure on exploration was $16.3 million in the second quarter of 2004. Santos spudded one wildcat well during the quarter with this well encountering hydrocarbons.

Second Quarter Exploration Activity

Well	Basin/Area	Target	Licence	Santos Interest (%)	Well Status
Torres 1A	South Texas	Gas	West Mercedes Prospect	25.00	cased & suspended

The Torres 1A well located in the Wilcox/Vicksburg/Frio trend in South Texas, USA, recovered gas from wireline formation testing and was subsequently deepened to evaluate additional objectives. Torres 1A will now be completed as a producer from the shallower Marks Sands objective.

Seismic Acquired

During the second quarter there was no exploration seismic acquired although a delineation, near field exploration and development seismic program of 398 square kilometres of 3D seismic was acquired.

Forward Exploration Drilling Schedule

During the second quarter significant progress was made in firming up the exploration program with rigs contracted for a majority of the high impact wells in the third and fourth quarters of 2004. The Khefren 1X and Jeruk 2 wells have recently commenced drilling.

The drill schedule for the remainder of 2004 is set out below:

Well	Basin/Area	Target	Upside Resource Potential (mmboe) unrisked	Santos Interest %	Quarter drilling Expected to start
Khefren 1X	Gulf of Suez	Oil	120	20	Drilling
Jeruk 2	East Java	Oil	170	50	Drilling
Agung	East Java	Oil	550	100	Third
Venus	Cooper SA	Gas	4	60	Third
Pohon	Kutei (Popodi PSC)	Oil/Gas	450	20	Third
Stilton	Cooper SWQ	Gas	8	60	Fourth
Yangtse	Cooper SWQ	Gas	8	60	Fourth
Plasma	Cooper SWQ	Gas	5	60	Fourth
Cougar	GOM-Texas State Waters	Gas	29	100	Fourth
Charlemagne	Dampier	Oil	52	33	Fourth
Callister	Otway offshore	Gas/Oil	88	80	Fourth
Woodbine/Knight	East Texas	Gas	11	30	Fourth
Papalang / Panduh	Kutei (Papalang PSC)	Oil	165	20	Fourth
Amrit	Otway deep-water	Oil/Gas	715	33	Fourth
Caldita/Melville	Bonaparte	Gas	615	40	Fourth
Osage 1X	Gulf of Suez	Oil	340	50	Fourth
NZB 1X	Gulf of Suez	Oil	50	50	Fourth

3. DELINEATION AND DEVELOPMENT

Delineation and development expenditure was $202.7 million in the second quarter of 2004.

Delineation Activity

In the Carnarvon Basin, a suspended production well at East Spar was re-entered with two sidetracks from the well intersecting insufficient recoverable reserves for production. A further delineation opportunity is being reviewed for potential drilling during the second half to evaluate an area of the field not previously accessed.

Also in the Carnarvon Basin, two appraisal wells were drilled on the Exeter field. Both Exeter 5 and Exeter 6 encountered oil bearing reservoir and were suspended to allow future sidetrack operations for possible completion as producers.

In the Cooper Basin, one gas well and seven oil wells were spudded during the quarter. Of the seven oil wells drilled, five were cased and suspended (four oil and one gas) and two were plugged and abandoned. One gas delineation well was spudded during the quarter and was cased and suspended. The Derrilyn 1 well drilled in May flowed at in excess of 4,500 bopd following completion and the Reg Sprigg West 1 well drilled in May/June has encountered oil and gas in several zones within good reservoir. Both these wells are being brought online as quickly as possible. Near field exploration/delineation of the Merrimelia Jurassic oil has been successful with new pool discoveries and updip oil in Merrimelia 45 and 46 within good quality reservoir.

In the Wilcox/Vicksburg/Frio trend of the Mountainside field area in South Texas, Petru 3 has recently been connected to production and is currently flowing in excess of 20 million cubic feet per day (mmcfd) plus 1,300 barrels per day of condensate. The BP America 1 Yegua Formation well that was drilled in April has recently received regulatory approval for production, resulting in the commencement of installation of a flowline. Two wells were drilling at the end of the quarter with the Poole 4 deep Frio well being evaluated by logs and the Harris 1 well drilling ahead. Subsequent to the end of the quarter, Poole 4 has been cased and suspended for evaluation by cased hole testing.

Development Activity

Mutineer-Exeter

The Mutineer-Exeter oil field development (Santos 33.4% Operated interest) was approximately 55% complete and ahead of scheduled mid 2005 start up. The tanker MT Airway has begun conversion into a Floating Production Storage Off-take (FPSO) vessel at the Jurong shipyards in Singapore and work is progressing on schedule. During the quarter a significant milestone was achieved with the commencement of the fabrication of the topsides modules.

Development drilling commenced during the June quarter with the first development well, Exeter 4AH having been completed and tested at a choked back flow rate of 10,400 bopd. The rig has now moved to the Mutineer area where batch drilling of top hole sections for four development wells has been successfully carried out to a depth of around 2,100 metres.

Bayu-Undan

In the Timor Sea, the Bayu-Undan liquids project (Santos interest 10.6%) achieved its first full quarter of production with well flow rates exceeding initial expectations. During this quarter, LPG production also commenced and condensate production reached over 63,000 barrels per day together with gas rates of 890 mmcfd. Drilling of the five remaining planned wells will continue through to December 2004 although existing wells have sufficient capacity to meet the designed production rate of 1,100 mmcfd.

Site activities for the Darwin Liquefied Natural Gas (LNG) plant have continued and have reached 46% completion. The major component of this project is the concrete LNG tank which is currently ahead of schedule.

The Bayu-Undan to Darwin pipeline is progressing well and is now 50% complete. The pipeline laying barge is expected to leave Singapore for arrival in Darwin at the end of July to commence pipe laying operations.

John Brookes

Development of the John Brookes gas field in the Carnarvon Basin off Western Australia (Santos interest 45%) has received Joint Venture approval. Field development is moving ahead rapidly. Production from the John Brookes field is expected to commence in mid 2005 and will result in total Carnarvon gas production rising to over 4.7 mmboe. Development of the John Brookes gas field will enable the Apache-Santos joint venture to meet their contractual gas delivery obligations from the East Spar gas field and to sell additional gas volumes from John Brookes.

Cooper Basin

In the Cooper Basin, six gas development wells were drilled. All were cased and suspended as future gas producers and one well drilled in the previous quarter was also cased and suspended. A total of nine gas wells were brought on line during the quarter, five wells in SA and four in Queensland. During the quarter, two oil wells were cased and suspended for production and one well was brought on-line.

Minerva and Casino

In the Otway Basin, construction of the Minerva gas plant and facilities (Santos interest 10%) continued and the gas plant and facilities are likely to be commissioned during the third quarter, commencing production during the fourth quarter.

The Casino field development (Santos 50% Operated) continues steady progress towards production in the first quarter of 2006.

Oyong and Maleo

In East Java, work continued on commercialisation of the Oyong oil and gas (Santos 45% Operated) and Maleo gas (Santos 75% Operated) projects with the focus on agreeing satisfactory credit arrangements from the buyers for the projects.

Scotia

Santos has agreed to an additional development program with CS Energy of at least six wells to further develop the Scotia coal seam methane field. The wells are planned to be drilled during the third and fourth quarters.

4. BUSINESS DEVELOPMENT

Acquisitions/Divestments

During the quarter Santos entered into an agreement with PT Medco to acquire some of Novus Petroleum's Indonesian and Cooper Basin assets conditional on the success of PT Medco's takeover offer for Novus. That takeover has now reached the compulsory acquisition stage with PT Medco being entitled to more than 90% of the shares in Novus Petroleum. It is anticipated that this agreement will be finalised during the third quarter.

During the second quarter, Santos divested its remaining shareholding in Magellan Petroleum Australia and sold 4,723,095 shares at $1.25 per share.

Shortly after the end of the second quarter, Santos concluded several deals including:

- a farm-in to three blocks in the Gulf of Suez, Egypt, with Devon Energy Corporation as Operator
- the sale of its non-core onshore Otway interests to Origin Energy for a price of $25.75 million
- the formation of an exploration Joint Venture with ConocoPhillips in the NT/P61 block offshore Darwin.

5. MOOMBA INCIDENT

After the gas release and subsequent fire in the Moomba LRP on 1 January 2004, Santos has been working via a staged process to bring the supply of gas back to normal levels for this time of year. Stage 4 of the program achieved full sales gas production capacity of more than 600 terajoules per day ahead of schedule late in the first quarter. Stage 5, which resulted in achieving around 70% of natural gas liquids production and 85% of ethane production, was completed during late May.

Plans are currently progressing in preparation for start-up of the second LRP train, which will bring the plant back to 100% capacity for gas and liquids.

6. HEDGING

The table below details the hedge position as at 30 June 2004.

FORWARD HEDGING - As at 30 June 2004		
	2004	2005 & Beyond
Petroleum Liquids		
Swaps (mmboe)	1.71	1.08
Avg. price US$/bbl	30.40	33.99
Currency		
USD Amount (millions)	58	154
Avge. Exch. rate	0.5552	0.6407

The amount of currency hedged in 2004 has increased and the amount in subsequent years has decreased as a result of higher US$ prices received for increased Bayu–Undan production during 2004.

Second Quarter Capital Expenditure:

Second quarter Capex report	Quarter Ended			YTD	
	2004 June	2004 March	2003 June	2004 June	2003 June
Exploration Expenditure ($ million)					
Australia	4.8	10.9	10.2	15.7	20.4
Overseas	11.5	13.9	28.0	25.4	40.5
Delineation Expenditure ($ million)					
Australia	15.1	13.5	5.5	28.6	13.0
Overseas	12.4	3.2	3.0	15.6	3.1
Development* Expenditure ($ million)					
**Australia	167.6	125.1	153.8	292.7	244.2
Overseas	7.6	4.5	13.2	12.1	22.5
Total Expenditure ($ million)	219.0	171.1	213.7	390.1	343.7

* *Includes construction and fixed assets expenditure*
** Prior year comparative adjusted to include Darwin LNG expenditure for June 2003 quarter. Expenditure now treated as capital expenditure rather than investment.

ABBREVIATIONS

PJ	= petajoules
bbls	= barrels
t	= tonnes
boe	= barrels of oil equivalent
mmboe	= million barrels of oil equivalent
P&A	= plugged and abandoned
P&S	= plugged and suspended
C&S	= cased and suspended
btu	= British Thermal units
mmcfd	= million cubic feet per day
bopd	= barrels of oil per day

CONVERSIONS

Sales Gas & Ethane, 1 PJ:	= 171.937 boe x 10^3
Crude Oil, 1 barrel:	= 1 boe
Condensate (Naphtha), 1 barrel:	= 0.935 boe
LPG, 1 tonne:	= 8.458 boe

Second Quarter Activities Report:

	Quarter Ended			YTD		Full Year
	2004 June	2004 March	2003 June	2004	2003	2003
Field Units						
Sales Gas and Ethane (PJ)						
Cooper Basin	33.8	23.8	39.1	57.6	74.6	154.0
Surat/Denison	3.6	3.6	3.7	7.2	7.5	14.3
Amadeus	2.6	2.8	2.9	5.4	5.8	11.7
Otway	1.6	1.4	4.0	3.0	7.4	11.9
Gippsland- Patricia Baleen	0.5	0.7	0.6	1.2	0.6	1.9
East Spar	4.9	5.1	4.6	10.0	9.5	17.7
USA	2.3	2.3	3.2	4.6	6.0	11.3
Total Production	**49.3**	**39.7**	**58.1**	**89.0**	**111.4**	**222.8**
Total Sales Volume	**51.3**	**41.2**	**59.0**	**92.5**	**111.4**	**228.4**
Total Sales Revenue ($Am)	**166.8**	**130.0**	**193.6**	**296.8**	**358.0**	**720.8**
Crude Oil (000's bbls)						
Cooper Basin	607.7	599.0	667.9	1206.7	1286.6	2808.2
Surat/Denison	28.0	18.3	18.7	46.3	39.2	83.1
Amadeus	49.0	60.3	70.8	109.3	139.1	270.0
Elang/Kakatua	46.1	69.0	110.3	115.1	222.6	425.5
Jabiru/Challis	29.4	52.0	66.3	81.4	130.2	257.1
Legendre	408.7	413.3	469.1	822.0	1029.7	2269.0
Thevenard	155.9	148.8	168.3	304.7	355.1	708.0
Barrow	221.5	213.6	237.6	435.1	477.1	945.2
Stag	502.6	652.0	603.6	1154.6	1210.8	2617.2
Airle	0.0	0.0	0.0	0.0	0.0	0.0
SE Gobe	78.3	78.1	95.5	156.4	198.5	376.5
USA	20.9	53.0	61.4	73.9	106.2	212.2
Total Production	**2148.1**	**2357.4**	**2569.5**	**4505.5**	**5195.1**	**10972.0**
Oil price (Avg $A/bbl)	**50.65**	**42.35**	**41.30**			
Total Sales Volume	**2604.2**	**2304.4**	**2721.3**	**4908.6**	**5025.5**	**10958.6**
Total Sales Revenue ($Am)	**131.9**	**97.6**	**112.4**	**229.5**	**227.9**	**477.7**
Condensate (000's bbls)						
Cooper Basin	305.9	161.0	508.4	466.9	1021.7	2111.7
Surat/Denison	0.2	2.0	2.5	2.2	3.5	10.9
Bonaparte	253.7	35.9	0.0	289.6	0.0	0.0
Otway	11.9	9.3	22.6	21.2	47.6	73.5
East Spar	215.9	241.6	220.4	457.5	461.8	858.3
USA	35.0	7.3	4.4	42.3	8.2	25.6
Total Production	**822.6**	**457.1**	**756.3**	**1279.7**	**1542.8**	**3080.0**
Total Sales Volume	**528.6**	**480.2**	**656.8**	**1008.8**	**1497.5**	**3246.6**
Total Sales Revenue ($Am)	**29.5**	**21.7**	**25.7**	**51.2**	**73.2**	**150.1**
LPG (000 t)						
Cooper Basin	12.7	4.7	61.8	17.4	116.3	240.7
Surat/Denison	0.0	0.0	0.0	0.0	0.0	0.0
Bonaparte	5.4	0.0	0.0	5.4	0.0	0.0
Total Production	**18.1**	**4.7**	**61.8**	**22.8**	**116.3**	**240.7**
Total Sales Volume	**12.0**	**15.4**	**43.8**	**27.4**	**112.7**	**256.7**
Total Sales Revenue ($Am)	**5.9**	**7.1**	**15.7**	**13.0**	**57.0**	**116.4**
TOTAL						
Production (mmboe)	**11.6**	**9.7**	**13.8**	**21.2**	**26.8**	**54.2**
Sales Volume (mmboe)	**12.0**	**9.9**	**13.8**	**22.0**	**26.5**	**55.4**
Sales Revenue ($Am)	**334.1**	**256.4**	**347.4**	**590.5**	**716.1**	**1465.0**

Santos

www.santos.com

23 July 2004

Second quarter impacted by Moomba incident
Record spending on new projects
Revised production outlook

Santos Limited today reported lower June 2004 quarter production, sales volumes and revenues, despite significantly improved results compared with the March quarter.

Total development spending for the quarter, however, was a record $175 million as the Company moves quickly to bring new projects online, such as Mutineer-Exeter and John Brookes, to increase future production.

Total production for the three months ended 30 June 2004 was 11.6 million barrels of oil equivalent (mmboe) compared with 13.8 mmboe in the previous corresponding period. Sales volumes were down from 13.8 mmboe to 12.0 mmboe.

The average oil price for the quarter increased by 23% to A$50.65 per barrel compared with the second quarter of 2003.

This largely offset the impact of lower volumes and resulted in sales revenue of $334.1 million compared with $347.4 million in the June 2003 quarter. (Recent trends in Santos quarterly production and revenue can be seen in the chart below.)

"The lower second quarter production was due mainly to the impact of the Moomba plant incident and declining field performance from fields in Western Australia and Victoria," said Santos' Managing Director, Mr John Ellice-Flint.

"The Moomba plant reinstatement continues to progress well. Recovery of losses in the second quarter is included in the Company's insurance claim, which is currently in progress.

"There have been production challenges in two of our non-operated fields offshore Western Australia," he said.

While gas production from the East Spar gas field was higher than in the June 2003 quarter, the field has experienced earlier than expected water breakthrough. The production shortfall will ultimately be offset with the development of the John Brookes gas field, but production during the second half of 2004 will be lower than previously forecast.

newsrelease

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile: 08 8218 5131

The Stag oil field has experienced unanticipated well downtime resulting in poorer field performance. A remedial program is being developed. Full year 2004 production from Stag is expected to be lower than previously forecast. Partly offsetting these negative effects, the acquisition of Novus Petroleum assets is expected to add around 0.8 mmboe to 2004 production, depending upon the precise date of the completion of the deal.

"Taking these factors into account, together with the recent divestment of onshore Otway assets, the current outlook for 2004 production is 45–46 mmboe," he said.

"One of our major priorities during the quarter has been the rapid development of new projects on which we have spent a record $175 million."

Significant progress on growth projects during the second quarter 2004 included:

- **The Bayu-Undan liquids project** (offshore Darwin) – which this week completed the most technically difficult of the field's development wells. Field development is three months ahead of schedule.
- **The Mutineer-Exeter oil field development** (offshore WA) – where the project has passed the 55% completion point within budget. The first planned heavy lift activity was recently completed with the successful installation of the moonpool structure to the Floating Production Storage and Off-take vessel. All 12 planned lifts should be complete by the end of September.
- **The Casino gas field development** (offshore Victoria) – where development approval is expected within the next month.
- **The John Brookes gas field project** (offshore WA) – for which new contracts, plus additional volumes to meet East Spar obligations, are sufficient to accelerate development of this field. Development has been approved by the JV following recent successful appraisal.

The June quarter also saw the addition of further possible growth opportunities through acquisition and new ventures such as the recent Egypt and Novus deals. Further portfolio rationalisation has also occurred with the divestment of onshore Otway interests and the farm down of interests to ConocoPhillips in an offshore Darwin block.


Santos Production and Revenue
mmboe
$m
16
14
12
10
8
6
4
2
0
450
400
350
300
250
200
150
100
50
0

	Jun-03	Sep-03	Dec-03	Mar-04	Jun-04
Prdn mmboe	13.8	14.4	13.0	9.7	11.6
Revenue $m	347.4	386.4	362.5	256.4	334.1

<u>FOR FURTHER INFORMATION PLEASE CONTACT:</u>

Media enquiries:
Kathryn Mitchell
(08) 8218 5260 / 0407 979 982

Investor enquiries:
Graeme Bethune
(08) 8218 5157 / 0419 828 617

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

STOCK EXCHANGE ACTIVITIES REPORT FOR QUARTER ENDING 30 JUNE 2004

(Unless otherwise indicated, all comparisons are made against 2003 second quarter)

1. SALES AND PRODUCTION

Total production for the second quarter of 2004 was 11.6 million barrels of oil equivalent (mmboe) compared with 13.8 mmboe in the previous corresponding period.

The main reason for the lower production in the second quarter was the continuing effects of the 1 January 2004 incident at the Moomba gas plant in central Australia, with a decrease of 1.0 mmboe directly attributable to the incident during the June quarter. Estimated lost production in the second quarter directly attributable to the incident was 3.1 petajoules (PJ) of sales gas, 0.2 million barrels of condensate and 43,000 tonnes of LPG.

Production outside the Cooper Basin declined by 0.6 mmboe as lower gas and oil production occurred due to natural field decline, particularly at the Stag oil field, cyclones in Western Australia and problems with water breakthrough at the East Spar field.

Santos has previously forecast that the total production impact of the Moomba incident will be around 4 mmboe in the current calendar year and this estimate remains valid. Problems identified at Stag and East Spar will likely result in lower production for the remainder of the year. Options are being reviewed to rectify these problems but may not be able to be implemented in time to offset the production decline during 2004.

Total sales revenue for the second quarter was $334.1 million compared with $347.4 million in the previous corresponding quarter. The decline in sales revenue is largely due to the lower production attributable to the Moomba incident partly offset by higher product prices and favourable exchange rates.

As previously advised, Santos and its joint venturers maintain business interruption and property damage insurance. The claim related to the 1 January Moomba incident continues to be progressed in the normal manner and it is anticipated that the insurance recovery should be able to be booked during the second half of 2004. The estimated 2004 financial impact remains unchanged from previous advice. Business interruption insurance applies after 45 days, providing coverage for losses during the second quarter.

Sales Gas and Ethane

Second quarter sales gas and ethane production fell from 58.1 PJ to 49.3 PJ. Cooper Basin production was 33.8 PJ (down 5.3 PJ) reflecting the impact of the Moomba incident and, to a lesser extent, lower gas demand in South

Australia. Onshore Otway Basin production decreased to 1.6 PJ (down 2.4 PJ) as the fields approached the end of their production lives.

In line with the lower production, total sales volumes and revenue from sales gas and ethane for the second quarter fell, with sales volumes declining to 51.3 PJ and sales revenue down to $166.8 million.

East Spar production had only a slight decline during the second quarter as a result of production from the East Spar 6 development well. However, accelerated decline rates have now commenced from that well as a result of early water breakthrough. Additional delineation locations are being investigated to enable gas to be recovered from locations not previously accessed and a further well may be drilled towards the end of the year.

Arrangements are also in place to purchase gas from the Harriet Joint Venture to meet contractual obligations prior to the commencement of production from John Brookes gas field. Forecast 2004 sales gas production from East Spar is now (Santos share) 2.8 mmboe and condensate production is now forecast to be 0.7 mmboe (Santos share).

Crude Oil

Oil production during the June quarter decreased by 9% compared with the first quarter of 2004, due largely to lower Carnarvon Basin and Timor Sea output. In the Timor Sea, production from several fields was reduced by the residual effects of cyclones late in the first quarter with Jabiru-Challis and Elang-Kakatua being offline for prolonged periods to repair damage to production facilities. Production from the Legendre field was slightly lower due to curtailment during the drilling of the Legendre North 5 infill well which commenced production in June at an incremental rate of about 14,000 barrels of oil per day (bopd).

Stag production was down from 652,000 barrels in the March quarter to 502,000 barrels in the June quarter due to unanticipated well downtime and field decline. Workover activity is currently under way and additional infill drilling is planned for August. Forecast 2004 production for Stag is now 1.9 million barrels (Santos share).

Cooper Basin oil production increased slightly as a result of successful delineation and development drilling connections.

Sales volume for crude oil was 13% higher than in the first quarter of 2004 due to the timing of liftings. Sales revenue from oil increased by 35%, from $97.6 million in the first quarter of 2004 to $131.9 million in the second quarter of 2004.

The average realised oil price for the second quarter of 2004 was A$50.65 (US$33.80) per barrel after hedging, 20% higher than the first quarter of 2004 when prices averaged A$42.35 (US$30.98).

Condensate

Condensate production of 822,600 barrels was 8% higher than the 2003 second quarter due to the first full quarter of liquids production from Bayu-Undan as gas production increased towards full design rate. This increase was offset by reduced production from the Cooper Basin where liquids rich fields were progressively brought back on stream late in the quarter as the first train of the Moomba Liquids Recovery Plant was recommissioned.

Condensate sales volumes decreased by 20% over the second quarter 2003 to 528,600 barrels due to timing of liftings, although revenues were 15% higher at $29.5 million due to a 43% increase in price compared with the second quarter 2003.

LPG

LPG production was strongly impacted by the Moomba incident and fell 71% to 18,100 tonnes compared with 61,800 tonnes in the 2003 second quarter, despite commencement of LPG production of 5,400 tonnes from Bayu-Undan. Sales volumes were down 72% and sales revenue decreased by 62% to $5.9 million for the second quarter.

2. EXPLORATION

Expenditure on exploration was $16.3 million in the second quarter of 2004. Santos spudded one wildcat well during the quarter with this well encountering hydrocarbons.

Second Quarter Exploration Activity

Well	Basin/Area	Target	Licence	Santos Interest (%)	Well Status
Torres 1A	South Texas	Gas	West Mercedes Prospect	25.00	cased & suspended

The Torres 1A well located in the Wilcox/Vicksburg/Frio trend in South Texas, USA, recovered gas from wireline formation testing and was subsequently deepened to evaluate additional objectives. Torres 1A will now be completed as a producer from the shallower Marks Sands objective.

Seismic Acquired

During the second quarter there was no exploration seismic acquired although a delineation, near field exploration and development seismic program of 398 square kilometres of 3D seismic was acquired.

Forward Exploration Drilling Schedule

During the second quarter significant progress was made in firming up the exploration program with rigs contracted for a majority of the high impact wells in the third and fourth quarters of 2004. The Khefren 1X and Jeruk 2 wells have recently commenced drilling.

The drill schedule for the remainder of 2004 is set out below:

Well	Basin/Area	Target	Upside Resource Potential (mmboe) unrisked	Santos Interest %	Quarter drilling Expected to start
Khefren 1X	Gulf of Suez	Oil	120	20	Drilling
Jeruk 2	East Java	Oil	170	50	Drilling
Agung	East Java	Oil	550	100	Third
Venus	Cooper SA	Gas	4	60	Third
Pohon	Kutei (Popodi PSC)	Oil/Gas	450	20	Third
Stilton	Cooper SWQ	Gas	8	60	Fourth
Yangtse	Cooper SWQ	Gas	8	60	Fourth
Plasma	Cooper SWQ	Gas	5	60	Fourth
Cougar	GOM- Texas State Waters	Gas	29	100	Fourth
Charlemagne	Dampier	Oil	52	33	Fourth
Callister	Otway offshore	Gas/Oil	88	80	Fourth
Woodbine/Knight	East Texas	Gas	11	30	Fourth
Papalang / Panduh	Kutei (Papalang PSC)	Oil	165	20	Fourth
Amrit	Otway deep-water	Oil/Gas	715	33	Fourth
Caldita/Melville	Bonaparte	Gas	615	40	Fourth
Osage 1X	Gulf of Suez	Oil	340	50	Fourth
NZB 1X	Gulf of Suez	Oil	50	50	Fourth

3. DELINEATION AND DEVELOPMENT

Delineation and development expenditure was $202.7 million in the second quarter of 2004.

Delineation Activity

In the Carnarvon Basin, a suspended production well at East Spar was re-entered with two sidetracks from the well intersecting insufficient recoverable reserves for production. A further delineation opportunity is being reviewed for potential drilling during the second half to evaluate an area of the field not previously accessed.

Also in the Carnarvon Basin, two appraisal wells were drilled on the Exeter field. Both Exeter 5 and Exeter 6 encountered oil bearing reservoir and were suspended to allow future sidetrack operations for possible completion as producers.

In the Cooper Basin, one gas well and seven oil wells were spudded during the quarter. Of the seven oil wells drilled, five were cased and suspended (four oil and one gas) and two were plugged and abandoned. One gas delineation well was spudded during the quarter and was cased and suspended. The Derrilyn 1 well drilled in May flowed at in excess of 4,500 bopd following completion and the Reg Sprigg West 1 well drilled in May/June has encountered oil and gas in several zones within good reservoir. Both these wells are being brought online as quickly as possible. Near field exploration/delineation of the Merrimelia Jurassic oil has been successful with new pool discoveries and updip oil in Merrimelia 45 and 46 within good quality reservoir.

In the Wilcox/Vicksburg/Frio trend of the Mountainside field area in South Texas, Petru 3 has recently been connected to production and is currently flowing in excess of 20 million cubic feet per day (mmcfd) plus 1,300 barrels per day of condensate. The BP America 1 Yegua Formation well that was drilled in April has recently received regulatory approval for production, resulting in the commencement of installation of a flowline. Two wells were drilling at the end of the quarter with the Poole 4 deep Frio well being evaluated by logs and the Harris 1 well drilling ahead. Subsequent to the end of the quarter, Poole 4 has been cased and suspended for evaluation by cased hole testing.

Development Activity

Mutineer-Exeter

The Mutineer-Exeter oil field development (Santos 33.4% Operated interest) was approximately 55% complete and ahead of scheduled mid 2005 start up. The tanker MT Airway has begun conversion into a Floating Production Storage Off-take (FPSO) vessel at the Jurong shipyards in Singapore and work is progressing on schedule. During the quarter a significant milestone was achieved with the commencement of the fabrication of the topsides modules.

Development drilling commenced during the June quarter with the first development well, Exeter 4AH having been completed and tested at a choked back flow rate of 10,400 bopd. The rig has now moved to the Mutineer area where batch drilling of top hole sections for four development wells has been successfully carried out to a depth of around 2,100 metres.

Bayu-Undan

In the Timor Sea, the Bayu-Undan liquids project (Santos interest 10.6%) achieved its first full quarter of production with well flow rates exceeding initial expectations. During this quarter, LPG production also commenced and condensate production reached over 63,000 barrels per day together with gas rates of 890 mmcfd. Drilling of the five remaining planned wells will continue through to December 2004 although existing wells have sufficient capacity to meet the designed production rate of 1,100 mmcfd.

Site activities for the Darwin Liquefied Natural Gas (LNG) plant have continued and have reached 46% completion. The major component of this project is the concrete LNG tank which is currently ahead of schedule.

The Bayu-Undan to Darwin pipeline is progressing well and is now 50% complete. The pipeline laying barge is expected to leave Singapore for arrival in Darwin at the end of July to commence pipe laying operations.

John Brookes

Development of the John Brookes gas field in the Carnarvon Basin off Western Australia (Santos interest 45%) has received Joint Venture approval. Field development is moving ahead rapidly. Production from the John Brookes field is expected to commence in mid 2005 and will result in total Carnarvon gas production rising to over 4.7 mmboe. Development of the John Brookes gas field will enable the Apache-Santos joint venture to meet their contractual gas delivery obligations from the East Spar gas field and to sell additional gas volumes from John Brookes.

Cooper Basin

In the Cooper Basin, six gas development wells were drilled. All were cased and suspended as future gas producers and one well drilled in the previous quarter was also cased and suspended. A total of nine gas wells were brought on line during the quarter, five wells in SA and four in Queensland. During the quarter, two oil wells were cased and suspended for production and one well was brought on-line.

Minerva and Casino

In the Otway Basin, construction of the Minerva gas plant and facilities (Santos interest 10%) continued and the gas plant and facilities are likely to be commissioned during the third quarter, commencing production during the fourth quarter.

The Casino field development (Santos 50% Operated) continues steady progress towards production in the first quarter of 2006.

Oyong and Maleo

In East Java, work continued on commercialisation of the Oyong oil and gas (Santos 45% Operated) and Maleo gas (Santos 75% Operated) projects with the focus on agreeing satisfactory credit arrangements from the buyers for the projects.

Scotia

Santos has agreed to an additional development program with CS Energy of at least six wells to further develop the Scotia coal seam methane field. The wells are planned to be drilled during the third and fourth quarters.

4. BUSINESS DEVELOPMENT

Acquisitions/Divestments

During the quarter Santos entered into an agreement with PT Medco to acquire some of Novus Petroleum's Indonesian and Cooper Basin assets conditional on the success of PT Medco's takeover offer for Novus. That takeover has now reached the compulsory acquisition stage with PT Medco being entitled to more than 90% of the shares in Novus Petroleum. It is anticipated that this agreement will be finalised during the third quarter.

During the second quarter, Santos divested its remaining shareholding in Magellan Petroleum Australia and sold 4,723,095 shares at $1.25 per share.

Shortly after the end of the second quarter, Santos concluded several deals including:

- a farm-in to three blocks in the Gulf of Suez, Egypt, with Devon Energy Corporation as Operator
- the sale of its non-core onshore Otway interests to Origin Energy for a price of $25.75 million
- the formation of an exploration Joint Venture with ConocoPhillips in the NT/P61 block offshore Darwin.

5. MOOMBA INCIDENT

After the gas release and subsequent fire in the Moomba LRP on 1 January 2004, Santos has been working via a staged process to bring the supply of gas back to normal levels for this time of year. Stage 4 of the program achieved full sales gas production capacity of more than 600 terajoules per day ahead of schedule late in the first quarter. Stage 5, which resulted in achieving around 70% of natural gas liquids production and 85% of ethane production, was completed during late May.

Plans are currently progressing in preparation for start-up of the second LRP train, which will bring the plant back to 100% capacity for gas and liquids.

6. HEDGING

The table below details the hedge position as at 30 June 2004.

FORWARD HEDGING - As at 30 June 2004		
	2004	2005 & Beyond
Petroleum Liquids		
Swaps (mmboe)	1.71	1.08
Avg. price US$/bbl	30.40	33.99
Currency		
USD Amount (millions)	58	154
Avge. Exch. rate	0.5552	0.6407

The amount of currency hedged in 2004 has increased and the amount in subsequent years has decreased as a result of higher US$ prices received for increased Bayu–Undan production during 2004.

<u>Second Quarter Capital Expenditure:</u>

Second quarter Capex report	Quarter Ended			YTD	
	2004 June	2004 March	2003 June	2004 June	2003 June
Exploration Expenditure ($ million)					
Australia	4.8	10.9	10.2	15.7	20.4
Overseas	11.5	13.9	28.0	25.4	40.5
Delineation Expenditure ($ million)					
Australia	15.1	13.5	5.5	28.6	13.0
Overseas	12.4	3.2	3.0	15.6	3.1
Development* Expenditure ($ million)					
**Australia	167.6	125.1	153.8	292.7	244.2
Overseas	7.6	4.5	13.2	12.1	22.5
Total Expenditure ($ million)	219.0	171.1	213.7	390.1	343.7

* Includes construction and fixed assets expenditure
** Prior year comparative adjusted to include Darwin LNG expenditure for June 2003 quarter. Expenditure now treated as capital expenditure rather than investment.

ABBREVIATIONS

PJ = petajoules
bbls = barrels
t = tonnes
boe = barrels of oil equivalent
mmboe = million barrels of oil equivalent
P&A = plugged and abandoned
P&S = plugged and suspended
C&S = cased and suspended
btu = British Thermal units
mmcfd = million cubic feet per day
bopd = barrels of oil per day

CONVERSIONS

Sales Gas & Ethane, 1 PJ: = 171.937 boe x 10^3
Crude Oil, 1 barrel: = 1 boe
Condensate (Naphtha), 1 barrel: = 0.935 boe
LPG, 1 tonne: = 8.458 boe

Second Quarter Activities Report:

	Quarter Ended			YTD		Full Year
	2004 June	2004 March	2003 June	2004	2003	2003
Field Units						
Sales Gas and Ethane (PJ)						
Cooper Basin	33.8	23.8	39.1	57.6	74.6	154.0
Surat/Denison	3.0	3.0	3.7	7.2	7.5	14.3
Amadeus	2.6	2.8	2.9	5.4	5.8	11.7
Otway	1.6	1.4	4.0	3.0	7.4	11.9
Gippsland- Patricia Baleen	0.5	0.7	0.6	1.2	0.6	1.9
East Spar	4.9	5.1	4.6	10.0	9.5	17.7
USA	2.3	2.3	3.2	4.0	6.0	11.3
Total Production	**49.3**	**39.7**	**58.1**	**89.0**	**111.4**	**222.8**
Total Sales Volume	**51.3**	**41.2**	**59.0**	**92.5**	**111.4**	**228.4**
Total Sales Revenue ($Am)	**166.8**	**130.0**	**193.6**	**296.8**	**358.0**	**720.8**
Crude Oil (000's bbls)						
Cooper Basin	607.7	599.0	667.9	1206.7	1286.6	2808.2
Surat/Denison	28.0	18.3	18.7	46.3	39.2	83.1
Amadeus	49.0	60.3	70.8	109.3	139.1	270.0
Elang/Kakatua	46.1	69.0	110.3	115.1	222.6	425.5
Jabiru/Challis	29.4	52.0	66.3	81.4	130.2	257.1
Legendre	408.7	413.3	469.1	822.0	1029.7	2269.0
Thevenard	155.9	148.8	168.3	304.7	355.1	708.0
Barrow	221.5	213.6	237.6	435.1	477.1	945.2
Stag	502.6	652.0	603.6	1154.6	1210.8	2617.2
Airle	0.0	0.0	0.0	0.0	0.0	0.0
SE Gobe	78.3	78.1	95.5	156.4	198.5	376.5
USA	20.9	53.0	61.4	73.9	106.2	212.2
Total Production	**2148.1**	**2357.4**	**2569.5**	**4505.5**	**5195.1**	**10972.0**
Oil price (Avg $A/bbl)	**50.65**	**42.35**	**41.30**			
Total Sales Volume	**2604.2**	**2304.4**	**2721.3**	**4908.6**	**5025.5**	**10958.6**
Total Sales Revenue ($Am)	**131.9**	**97.6**	**112.4**	**229.5**	**227.9**	**477.7**
Condensate (000's bbls)						
Cooper Basin	305.9	161.0	508.4	466.9	1021.7	2111.7
Surat/Denison	0.2	2.0	2.5	2.2	3.5	10.9
Bonaparte	253.7	35.9	0.0	289.6	0.0	0.0
Otway	11.9	9.3	22.6	21.2	47.6	73.5
East Spar	215.9	241.6	220.4	457.5	461.8	858.3
USA	35.0	7.3	4.4	42.3	8.2	25.6
Total Production	**822.6**	**457.1**	**756.3**	**1279.7**	**1542.8**	**3080.0**
Total Sales Volume	**528.6**	**480.2**	**655.8**	**1008.6**	**1497.5**	**3246.6**
Total Sales Revenue ($Am)	**29.5**	**21.7**	**25.7**	**51.2**	**73.2**	**150.1**
LPG (000 t)						
Cooper Basin	12.7	4.7	61.8	17.4	116.3	240.7
Surat/Denison	0.0	0.0	0.0	0.0	0.0	0.0
Bonaparte	5.4	0.0	0.0	5.4	0.0	0.0
Total Production	**18.1**	**4.7**	**61.8**	**22.8**	**116.3**	**240.7**
Total Sales Volume	**12.0**	**15.4**	**43.8**	**27.4**	**112.7**	**256.7**
Total Sales Revenue ($Am)	**5.9**	**7.1**	**15.7**	**13.0**	**57.0**	**116.4**
TOTAL						
Production (mmboe)	**11.6**	**9.7**	**13.8**	**21.2**	**26.8**	**54.2**
Sales Volume (mmboe)	**12.0**	**9.9**	**13.8**	**22.0**	**26.5**	**55.4**
Sales Revenue ($Am)	**334.1**	**256.4**	**347.4**	**590.5**	**716.1**	**1465.0**

Santos

Week Ending 29th July 2004

Wildcat Exploration Wells

Khefren 1

Type	Oil Wildcat	
Location	Egypt, Central Gulf of Suez South East July Concession, 6 km SE of Sakkara oil discovery.	
Status at 0600hrs 28/07/04 (Cairo Time)	Waiting on cement having run and set 508mm casing. The current depth is 769m with 32m progress for the week.	
Planned Total Depth	3911m	
Interest	Devon	50%
	Teikoku	30%
	Santos Group	20%
Operator	Devon Energy	

Enquiries:

Mike Hanzalik
Investor Relations
Ph: 08 8224 7725
Mobile: 0439 892 143
Fax: 08 8218 5131

Kathryn Mitchell
Media Relations
Ph: 08 8218 5260
Mobile: 0407 979 982
Fax: 08 8218 5285

During the week ending 29th July, 2004 Santos Limited also participated in 4 delineation and 14 development wells.
A complete list of Santos' drilling activity is available from www.santos.com